"COMPANY ACT"

MEMORANDUM

OF

649186 B.C. LTD.

I/We wish to be formed into a Company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is "649186 **B.C. LTD."**

2. The authorized capital of the Company consists of:

   (a) ONE HUNDRED MILLION (100,000,000) Common shares without par value;

3. I/We agree to take the number, kind and class of shares in the company opposite my/our names:

Full Name, Resident Address and Occupation of Subscriber	Number, Class and Kind of Shares
Hassan Salari 927 Pacific Drive Delta, B.C., V4M 2K2 Businessman	ONE (1) Common share without par value
Total Shares taken:	ONE (1) Common Share without par value

DATED this 10 day of June, 2002.